[Letterhead of Warner Music Group Corp.]

February 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Warner Music Group Corp. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 14, 2013.

Very truly yours,

Warner Music Group Corp.

/s/ Paul Robinson
Paul Robinson
EVP and General Counsel